UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

2009 First Quarter Preliminary Operating Results
On April 30, 2009, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2009. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).
The preliminary figures for the first quarter of the fiscal year 2009 presented herein are currently being reviewed by our independent auditor and are subject to change.
1.	Operating results of KB Financial Group (consolidated)

				% Change Increase
				(Decrease)
(Won in millions, %)		1Q 2009	4Q 2008	(Q to Q)
Operating Revenue	Specified Quarter	12,000,736	17,967,947	(33.21)
	Cumulative	12,000,736	29,729,283	—
Operating Income	Specified Quarter	420,896	33,789	1,145.66
	Cumulative	420,896	627,301	—
Income before Income Taxes	Specified Quarter	331,956	135,118	145.68
	Cumulative	331,956	939,408	—
Net Income **	Specified Quarter	238,331	43,878	443.17
	Cumulative	238,331	611,927	—

*	KB Financial Group was established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law.

**	Represents net income for controlling company interests.

2.	Operating results of Kookmin Bank (non-consolidated)

				% Change			% Change
				Increase			Increase
				(Decrease)			(Decrease)
(Won in millions, %)		1Q 2009	4Q 2008	(Q to Q)		1Q 2008	(Y to Y)
Operating Revenue	Specified Quarter	11,518,912	17,656,188	(34.76)		8,275,721	39.19
	Cumulative	11,518,912	44,379,564	—		8,275,721	—
Operating Income	Specified Quarter	337,199	(433,973)	N/A	*	839,232	(59.82)
	Cumulative	337,199	1,811,443	—		839,232	—
Income before Income Taxes	Specified Quarter	241,255	(388,335)	N/A	*	869,723	(72.26)
	Cumulative	241,255	2,158,289	—		869,723	—
Net Income	Specified Quarter	159,140	(318,459)	N/A	*	631,503	(74.80)
	Cumulative	159,140	1,510,784	—		631,503	—

*	N/A = Not applicable

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: April 30, 2009	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO